Exhibit 99.1

ASX, Nasdaq and Media Release

September 30, 2024

Opthea to Participate in the UBS Virtual Ophthalmology Day 2024

Melbourne, Australia, and Princeton, NJ, US, September 30, 2024 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that management will participate in a fireside chat and be available for one-on-one investor meetings at the UBS Virtual Ophthalmology Day 2024 being held on October 2, 2024.

UBS Virtual Ophthalmology Day 2024

Fireside chat: Wednesday, October 2, 2024, 4:00 PM EST

Presenter: Frederic Guerard, PharmD, CEO

Webcast link: https://kvgo.com/ubs/opthea-ltd-oct-2024

The webcast can also be accessed under “Events & Presentations” in the Investor Relations section of the Company’s website, www.opthea.com.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST,NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn

Authorized for release to ASX by Frederic Guerard, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited